Contacts:	Media Relations	Laura Conn, Investor Relations
	(800) 775-7290	(972) 770-5810

BRINKER INTERNATIONAL ANNOUNCES

PRELIMINARY RESULTS OF TENDER OFFER

DALLAS (Oct. 12, 2006) — Brinker International, Inc. (NYSE: EAT) announced today the preliminary results of its modified “Dutch Auction” tender offer, which expired at midnight, Eastern Time on Oct. 11, 2006.

Based on a preliminary count by Mellon Investor Services, the depositary for the tender offer, Brinker expects to accept for purchase approximately 1,259,241 shares of its common stock at a purchase price of $40 per share, for a total cost of $50.4 million.  These shares represent approximately 1.5 percent of Brinker’s total shares of common stock outstanding as of the quarter ended Sept. 27, 2006.   Because the number of shares of common stock validly tendered at or below the purchase price was less than the number of shares that Brinker offered to purchase, proration will not be necessary.

The number of shares to be purchased and the purchase price per share are preliminary.  Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn.  The actual number of shares to be purchased and the purchase price per share will be announced following the completion of the confirmation process.  Payment for the shares accepted for purchase will occur promptly thereafter.

In the tender offer, Brinker offered to purchase up to 11,250,000 shares of its outstanding common stock at a price per share not greater than $40 and not less than $35.25, for a maximum aggregate purchase price of $450 million.

All inquiries about the tender offer should be directed to the information agent, D. F. King at (800) 578-5378 or collect at (212) 269-5550.

At the end of fiscal year 2006, Brinker International either owned, operated, or franchised 1,622 restaurants under the names Chili’s Grill & Bar (1,200 units), Romano’s Macaroni Grill (241 units), Maggiano’s Little Italy (37 units), and On The Border Mexican Grill & Cantina (144 units).

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties and, consequently, could be affected by general business and economic conditions, the impact of competition, the impact of acquisitions and divestitures, the seasonality of  the company’s business, adverse weather conditions, future commodity prices, fuel and utility costs and availability, terrorists acts, consumer perception of food safety, changes in consumer taste, health epidemics or pandemics, changes in demographic trends, availability of employees, unfavorable publicity, the company’s ability to meet its growth plan, acts of God, governmental regulations, and inflation.

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